UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

October 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	October 31, 2023

AENZA S.A.A. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND FOR THE THREE AND NINE-MONTHS PERIODS THEN ENDED

S/	= Peruvian Sol
US$	= United States dollar

AENZA S.A.A. and Subsidiaries
Interim Condensed Consolidated Statement of Financial Position
As of December 31, 2022 and September 30, 2023

		As of	As of
		December 31,	September 30,
In thousands of soles	Note	2022	2023
Assets
Current assets
Cash and cash equivalents	9	917,554	888,615
Trade accounts receivable, net	10	1,078,582	1,107,306
Accounts receivable from related parties	11	27,745	34,879
Other accounts receivable, net	12	393,195	415,154
Inventories, net	13	346,783	393,932
Prepaid expenses		28,098	38,893
Total current assets		2,791,957	2,878,779

Non-current assets
Trade accounts receivable, net	10	723,869	764,738
Accounts receivable from related parties	11	542,392	551,429
Other accounts receivable, net	12	285,730	316,365
Inventories, net	13	65,553	70,233
Prepaid expenses		17,293	17,873
Investments in associates and joint ventures	14	14,916	12,173
Investment property, net	15	61,924	59,045
Property, plant and equipment, net	15	284,465	301,982
Right-of-use assets, net	15	50,207	43,204
Intangible assets, net	15	787,336	778,665
Deferred tax asset	22	295,638	255,616
Total non-current assets		3,129,323	3,171,323
Total assets		5,921,280	6,050,102
Liabilities
Current liabilities
Borrowings	16	574,262	606,114
Bonds	17	77,100	83,634
Trade accounts payable	18	1,027,256	1,153,391
Accounts payable to related parties	11	53,488	48,313
Current income tax		69,652	52,880
Other accounts payable	19	705,442	700,259
Other provisions	20	132,926	107,534
Total current liabilities		2,640,126	2,752,125

Non-current liabilities
Borrowings	16	305,631	343,149
Bonds	17	792,813	752,420
Trade accounts payable	18	9,757	6,472
Accounts payable to related parties	11	27,293	28,243
Other accounts payable	19	102,319	538,495
Other provisions	20	569,027	101,112
Deferred tax liability	22	128,308	171,046
Total non-current liabilities		1,935,148	1,940,937
Total liabilities		4,575,274	4,693,062

Equity	21
Capital		1,196,980	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,142,092	1,142,092
Other reserves		(97,191)	(74,588)
Retained earnings		(1,342,362)	(1,309,785)
Equity attributable to controlling interest in the Company		1,061,504	1,116,684
Non-controlling interest	29	284,502	240,356
Total equity		1,346,006	1,357,040
Total liabilities and equity		5,921,280	6,050,102

The notes on pages 6 to 55 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Profit or Loss

For the three and nine-month period ended September 30, 2022 and September 30, 2023

		For the three-month period ended		For the nine-month period ended
		September 30,		September 30,
In thousands of soles	Note	2022	2023	2022	2023
Revenue
Revenue from construction activities		642,555	703,862	1,891,188	1,741,900
Revenue from services provided		282,224	304,127	778,716	820,470
Revenue from real estate and sale of goods		173,657	207,242	476,129	539,920
Total revenue from ordinary activities arising from contracts with customers	23	1,098,436	1,215,231	3,146,033	3,102,290
Cost
Cost of construction activities		(630,582)	(542,932)	(1,816,262)	(1,562,079)
Cost of services provided		(238,106)	(227,135)	(610,465)	(627,068)
Cost of real estate and sale of goods		(126,397)	(158,376)	(350,380)	(411,147)
Cost of sales and services	24	(995,085)	(928,443)	(2,777,107)	(2,600,294)
Gross profit		103,351	286,788	368,926	501,996
Administrative expenses	24	(51,878)	(53,209)	(147,487)	(156,132)
Other income and expenses, net	25	(260,693)	6,208	(264,117)	7,209
Operating (loss) profit		(209,220)	239,787	(42,678)	353,073
Financial expenses	26.A	(34,513)	(55,775)	(111,303)	(142,212)
Financial income	26.A	2,173	(2,966)	10,785	23,198
Interests for present value of financial asset or liability	26.B	(16,564)	(18,652)	(84,829)	1,511
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	617	781	1,686	2,437
(Loss) profit before income tax		(257,507)	163,175	(226,339)	238,007
Income tax expense	27	(33,895)	(91,858)	(55,063)	(164,271)
(Loss) profit for the period		(291,402)	71,317	(281,402)	73,736

(Loss) profit attributable to:
Controlling interest in the Company		(307,013)	55,139	(322,226)	32,577
Non-controlling interest		15,611	16,178	40,824	41,159
		(291,402)	71,317	(281,402)	73,736

(Loss) profit per share attributable to controlling interest in the Company during the period	31	(0.280)	0.046	(0.295)	0.027
Diluted (loss) profit per share attributable to controlling interest in the Company during the period	31	(0.256)	0.046	(0.269)	0.027

notes on pages 6 to 55 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Other Comprehensive Income

For the three-month and nine-month period ended September 30, 2022 and September 30, 2023

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023
(Loss) profit for the period	(291,402)	71,317	(281,402)	73,736
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	(163)	-	-	-
Foreign currency translation adjustment, net of tax	(310)	13,742	(10,083)	22,915
Exchange difference from net investment in a foreign operation, net of tax	43	(247)	(627)	(168)
Other comprehensive income for the period, net of tax	(430)	13,495	(10,710)	22,747
Total comprehensive income for the period	(291,832)	84,812	(292,112)	96,483
Comprehensive income attributable to:
Controlling interest in the Company	(307,496)	68,525	(332,865)	55,180
Non-controlling interest	15,664	16,287	40,753	41,303
	(291,832)	84,812	(292,112)	96,483

The notes on pages 6 to 55 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Changes in Equity

For the three and nine-month period ended September 30, 2022 and September 30, 2023

		Number of								Non-
		shares in		Legal	Voluntary	Share	Other	Retained		controlling
In thousands of soles	Note	Thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total
Balances as of January 1, 2022		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
(Loss) profit for the period		-	-	-	-	-	-	(322,226)	(322,226)	40,824	(281,402)
Foreign currency translation adjustment		-	-	-	-	-	(10,016)	-	(10,016)	(67)	(10,083)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(623)	-	(623)	(4)	(627)
Comprehensive income of the period		-	-	-	-	-	(10,639)	(322,226)	(332,865)	40,753	(292,112)
Transactions with shareholders:
Dividend distribution	25	-	-	-	-	-	-	-	-	(7,111)	(7,111)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(29,835)	(29,835)
Capital increase		325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Dilution of non-controlling shareholders		-	-	-	-	-	-	2,597	2,597	(6,241)	(3,644)
Total transactions with shareholders		325,062	325,062	-	-	10,518	-	2,597	338,177	(43,187)	294,990
Balances as of September 30, 2022		1,196,980	1,196,980	132,011	29,974	1,142,092	(79,268)	(1,213,432)	1,208,357	250,531	1,458,888
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Profit for the period		-	-	-	-	-	-	32,577	32,577	41,159	73,736
Foreign currency translation adjustment		-	-	-	-	-	22,770	-	22,770	145	22,915
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(167)	-	(167)	(1)	(168)
Comprehensive income of the period		-	-	-	-	-	22,603	32,577	55,180	41,303	96,483
Transactions with shareholders:
Dividend distribution	25	-	-	-	-	-	-	-	-	(73,271)	(73,271)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(12,178)	(12,178)
Total transactions with shareholders		-	-	-	-	-	-	-	-	(85,449)	(85,449)
Balances as of September 30, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(74,588)	(1,309,785)	1,116,684	240,356	1,357,040

The notes on pages 6 to 55 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Cash Flows

For the three and nine-month period ended September 30, 2022 and September 30, 2023

		For the three-month period		For the nine-month period
		ended September 30,		ended September 30,
In thousands of soles	Note	2022	2023	2022	2023
Operating activities
(Loss) profit before income tax		(257,507)	163,175	(226,339)	238,007
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	19,299	18,176	56,482	53,554
Amortization of intangible assets	15	26,729	40,054	74,466	115,115
Impairment (reversal) of inventories		(100)	-	(1)	-
Impairment of accounts receivable and other accounts receivable		5,780	(188)	5,826	1,992
Debt condonation		(5,296)	34	(5,296)	(158)
Impairment of property, plant and equipment		(396)	(1,001)	(632)	317
Impairment of intangible assets		2,403	-	3,064	-
Reversal of impairment of accounts receivable		(804)	-	(804)	-
Other provisions		290,899	13,088	312,311	22,210
Renegotiation of liability for acquisition of non-controlling Morelco		(7,412)	-	(3,706)	-
Financial expense,net		73,037	85,336	142,493	132,133
Impairment of investment		7,767	-	7,767	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14. A and B	(617)	(781)	(1,686)	(2,437)
Reversal of provisions		1,912	(14,032)	(1,720)	(18,758)
Disposal (reversal) of assets		(1,572)	(4,191)	(1,566)	(5,449)
Profit on sale of property, plant and equipment		(2,525)	(4,729)	(3,163)	(3,848)
Loss (profit) on remeasurement of accounts receivable and accounts payable		23,433	18,811	93,636	(1,511)
Net variations in assets and liabilities:
Trade accounts receivable		(118,992)	(71,526)	(146,825)	(69,806)
Other accounts receivable		(46,602)	15,180	(123,324)	(880)
Other accounts receivable from related parties		(20,710)	(1,431)	(4,234)	(8,744)
Inventories		(14,373)	(3,542)	(4,490)	(49,636)
Prepaid expenses and other assets		24,575	9,508	20,119	(6,182)
Trade accounts payable		95,261	131,810	33,845	123,011
Other accounts payable		(7,013)	(215,306)	(37,080)	(68,143)
Other accounts payable to related parties		(1,985)	(2,469)	(4,485)	(8,084)
Other provisions		(4,278)	(2,676)	(34,275)	(7,636)
Interest paid		(41,106)	(39,800)	(103,817)	(119,332)
Payments for purchases of intangible assets - Concessions		-	(3,681)	-	(3,681)
Income tax paid		(23,949)	(28,002)	(100,281)	(116,476)
Net cash provided by (applied to) operating activities		15,858	101,817	(53,715)	195,578
Investing activities
Proceeds from sale of property, plant and equipment		3,308	5,811	8,187	6,854
Interest received		4,776	9,219	8,710	23,001
Dividends received		380	1,523	380	5,175
Acquisition of investment property		(42)	(12)	(53)	(14)
Acquisition of intangible assets		(57,663)	(13,522)	(101,952)	(98,896)
Acquisition of property, plant and equipment		(17,737)	(25,315)	(41,049)	(47,626)
Net cash applied to investing activities		(66,978)	(22,296)	(125,777)	(111,506)
Financing activities
Borrowing received		25,019	40,299	489,069	211,365
Amortization of borrowings received		(25,286)	(86,324)	(187,232)	(191,117)
Amortization of bonds issued		(15,209)	(17,514)	(42,046)	(51,359)
Payment for debt transaction costs		(5)	(6)	(13,737)	(23)
Dividends paid to non-controlling interest		(9,551)	(22,536)	(18,606)	(69,580)
Cash received (return of contributions) from non-controlling shareholders		(7,000)	(2,289)	(29,835)	(12,178)
Net cash (applied to) provided by financing activities		(32,032)	(88,370)	197,613	(112,892)
(Net decrease) net increase in cash		(83,152)	(8,849)	18,121	(28,820)
Exchange difference		13,957	6,239	22,951	(119)
Cash and cash equivalents at the beginning of the period		1,067,445	891,225	957,178	917,554
Cash and cash equivalents at the end of the period	9	998,250	888,615	998,250	888,615
Non-cash transactions:
Capitalization of interests		674	271	1,172	561
Acquisition of right-of-use assets		5,960	(1,530)	14,578	6,458
Capitalization of convertible bonds	21	-	-	335,580	-

The notes on pages 6 to 55 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

1.	General Information

A. Incorporation and operations

AENZA S.A.A. (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation, which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies. The Company registered office is at Av. Petit Thouars N° 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

B. Authorization for Financial Statements Issuance

The interim condensed consolidated financial statements for the period ended September 30, 2023 have been prepared and issued with authorization of Management and approved by the Board of Directors on October 31, 2023.

The consolidated financial statements for the year ended December 31, 2022 were prepared and issued with the authorization of Management and approved by the Board of Directors on May 15, 2023 and were approved by the General Shareholders’ Meeting on June 12, 2023.

C. Compliance with laws and regulations

As a result of the investigations into the cases known as Club de la Construccion and Lava Jato, AENZA has entered into an effective collaboration process. On September 15, 2022, the Agreement was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016 and committed to pay a civil penalty to the Peruvian Government of approximately S/488 million (approximately S/333.3 million and US$ 40.7 million). The Agreement was homologated by judgment dated August 11, 2023.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.9% and 1.8% annual interest as of September 30, 2023, respectively). The Company also undertakes to establish a series of guarantees after the approval of the Agreement, composed of i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public infrastructure and construction, and road maintenance contracts for two (2) years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government.

As of September 30, 2023, the Company maintains in its financial statements the total liability associated to the Agreement for S/488 million (As of December 31, 2022, the balance was S/488.9 million) (see Note 19.a).

2.	Basis of preparation

The interim condensed consolidated financial statements for the period ended September 30, 2023 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements provide comparative information regarding prior year; however, they do not include all the information and disclosures required in the consolidated financial statements, so they must be read together with the annual consolidated financial statements, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”). The interim condensed consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

Management continues to have a reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. Management believes that there are no material uncertainties that may cause significant doubt about this assumption, and that there is a reasonable expectation that the Corporation has adequate resources to continue operations for the expected future, and not less than 12 months from the end of the reporting period.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

A. Immaterial corrections of previously reported balances as of September 30, 2022

In connection with the preparation of its consolidated financial statements, the Corporation identified an error in the interpretation and application of the accounting treatment of revenue and cost recognition arising from contracts with customers in the engineering and construction segment in prior periods. Management of the Corporation has evaluated and concluded that the correction of this error has resulted in non-material adjustment to the net income previously reported in the interim condensed consolidated financial statements as of September 30, 2022. It should be noted that the aforementioned adjustments had no impact on total cash flows from operating, investing or financing activities. A reconciliation between the previously reported amounts and the revised amounts as of September 30, 2022, and for the period then ended is presented below:

Interim Condensed Consolidated Statement of Financial Position:

	As of September 30, 2022
In thousands of soles	Reported	Adjustment		Revised
ASSETS
Current assets
Trade accounts receivables, net	763,642	191,956	(a)	955,598
Work in progress, net	207,938	(207,938	)(b)	-
Other current assets	1,877,222	-		1,877,222
Total current assets	2,848,802	(15,982)		2,832,820

Non-current assets
Deferred tax asset	299,744	(7,203	)(c)	292,541
Other non-current assets	2,931,635	-		2,931,635
Total non-current assets	3,231,379	(7,203)		3,224,176
Total assets	6,080,181	(23,185)		6,056,996

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	975,449	(35,572	)(b)	939,877
Current income tax	22,102	(2,003	)(c)	20,099
Other provisions	117,540	5,296	(b)	122,836
Other current liabilities	1,569,465	-		1,569,465
Total current liabilities	2,684,556	(32,279)		2,652,277

Non-current liabilities
Other non-current liabilities	1,945,831	-		1,945,831
Total non-current liabilities	1,945,831	-		1,945,831
Total liabilities	4,630,387	(32,279)		4,598,108

Equity
Equity attributable to controlling interest in the Company	1,198,866	9,491		1,208,357
Non-controlling interest	250,928	(397)		250,531
Total equity	1,449,794	9,094		1,458,888
Total liabilities and equity	6,080,181	(23,185)		6,056,996

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Interim Condensed Consolidated statements of profit or loss:

	For the three-month period ended				For the nine-month period ended
	September 30, 2022				September 30, 2022
In thousands of soles	Reported	Adjustment		Revised	Reported	Adjustment		Revised
Revenue
Revenue from construction activities	625,168	17,387	(a)	642,555	1,925,218	(34,030	)(a)	1,891,188
Revenue from services provided	282,224	-		282,224	778,716	-		778,716
Revenue from real estate and sale of goods	173,657	-		173,657	476,129	-		476,129
Total revenue from ordinary activities arising from contracts with customers	1,081,049	17,387		1,098,436	3,180,063	(34,030)		3,146,033
Cost
Cost of construction activities	(610,489)	(20,093	)(b)	(630,582)	(1,876,399)	60,137	(b)	(1,816,262)
Cost of services provided	(251,957)	13,851	(b)	(238,106)	(640,028)	29,563	(b)	(610,465)
Cost of real estate and sale of goods	(126,397)	-		(126,397)	(350,380)	-		(350,380)
Cost of sales and services	(988,843)	(6,242)		(995,085)	(2,866,807)	89,700		(2,777,107)
Gross profit	92,206	11,145		103,351	313,256	55,670		368,926
Administrative expenses	(39,156)	(12,722)		(51,878)	(108,931)	(38,556)		(147,487)
Other income and expenses, net	(258,458)	(2,235)		(260,693)	(256,075)	(8,042)		(264,117)
Operating (loss) profit	(205,408)	(3,812)		(209,220)	(51,750)	9,072		(42,678)
Financial expenses	(59,939)	-		(59,939)	(207,044)	(1,035)		(208,079)
Financial income	8,800	2,235		11,035	18,950	3,782		22,732
Share of the profit or loss of associates and joint ventures accounted for using the equity method	617	-		617	1,686	-		1,686
(Loss) profit before income tax	(255,930)	(1,577)		(257,507)	(238,158)	11,819		(226,339)
Income tax expense	(35,077)	1,182	(c)	(33,895)	(52,669)	(2,394	)(c)	(55,063)
(Loss) profit for the period	(291,007)	(395)		(291,402)	(290,827)	9,425		(281,402)

(Loss) profit attributable to:
Controlling interest in the Company	(306,777)	(236)		(307,013)	(331,544)	9,318		(322,226)
Non-controlling interest	15,770	(159)		15,611	40,717	107		40,824
	(291,007)	(395)		(291,402)	(290,827)	9,425		(281,402)

Loss per share attributable to controlling interest in the Company during the period	(0.271)	(0.009)		(0.280)	(0.294)	(0.001)		(0.295)

Comprehensive income attributable to:
Controlling interest in the Company	(307,559)	63		(307,496)	(339,127)	6,262		(332,865)
Non-controlling interest	15,645	19		15,664	40,665	88		40,753
	(291,914)	82		(291,832)	(298,462)	6,350		(292,112)

Segment information by geographic area:

	For the three-month period ended			For the nine-month period ended
	September 30, 2022			September 30, 2022
In thousands of soles	Reported	Adjustment	Revised	Reported	Adjustment	Revised
Revenue
Peru	908,671	(5,470)	903,201	2,502,942	2,837	2,505,779
Chile	134,906	22,723	157,629	592,520	(36,841)	555,679
Colombia	37,472	134	37,606	84,601	(26)	84,575
	1,081,049	17,387	1,098,436	3,180,063	(34,030)	3,146,033

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

As a result of this process, the balances in the interim condensed consolidated statement of cash flows were revised as follows:

	For the three-month period ended			For the nine-month period ended
	September 30,			September 30,
In thousands of soles	Reported	Adjustment	Revised	Reported	Adjustment	Revised

Operating activities
(Loss) profit before income tax	(255,930)	(1,577)	(257,507)	(238,158)	11,819	(226,339)
Adjustments to profit not affecting cash flows from operating activities:
Other adjustments	432,537	-	432,537	677,471	-	677,471
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	(130,784)	11,792	(118,992)	(98,096)	(48,729)	(146,825)
Other accounts receivable	(60,922)	14,320	(46,602)	(126,360)	3,036	(123,324)
Trade accounts payable	120,274	(25,013)	95,261	1,476	32,369	33,845
Other accounts payable	(7,491)	478	(7,013)	(34,005)	(3,075)	(37,080)
Other provisions	(4,278)	-	(4,278)	(38,855)	4,580	(34,275)
Other variations	(77,548)	-	(77,548)	(197,188)	-	(197,188)
Net cash provided by (applied to) operating activities	15,858	-	15,858	(53,715)	-	(53,715)
Investing activities
Net cash applied to investing activities	(66,978)	-	(66,978)	(125,777)	-	(125,777)
Financing activities
Net cash (applied to) provided by financing activities	(32,032)	-	(32,032)	197,613	-	197,613
(Net decrease) net increase in cash	(83,152)	-	(83,152)	18,121	-	18,121
Exchange difference	13,957	-	13,957	22,951	-	22,951
Cash and cash equivalents at the beginning of the period	1,067,445	-	1,067,445	957,178	-	957,178
Cash and cash equivalents at the end of the period	998,250	-	998,250	998,250	-	998,250
Non-cash transactions:
Capitalization of convertible bonds	-	-	-	335,580	-	335,580
Acquisition of right-of-use assets	5,960	-	5,960	14,578	-	14,578
Capitalization of interests	674	-	674	1,172	-	1,172

(a) Revenue from engineering and construction contracts is recognized over time as the Corporation fulfills its obligations, as there is a continuous transfer of control of the deliverable to the customer and revenue is recognized using the percentage-of-completion method for each contract through the date of the consolidated financial statements.

Revenue from additional work resulting from a modification or instruction received from the customer to make a change in the scope of work, price, or both will result in an increase in contract revenue which is also recognized using the percentage-of-completion method when the Corporation concludes that it is highly probable that there will not be a significant reversal of such revenue. Before the immaterial correction, the Corporation recognized a lower proportion of this additional revenue at the date of the consolidated financial statements depending on the status or stage in the process of obtaining formal, written approval for the additional work. After the immaterial correction, the Corporation recognized additional revenue based on the percentage of completion of the additional work, as long as the Corporation can conclude from its dealings with its clients that it is highly probable that there will not be a significant reversal of such revenue.

(b) Before the immaterial correction, the Corporation presented the net position of construction contracts as either an asset or a liability. The contract was considered an asset when the gross margin earned at the measurement date was less than the Corporation’s estimated gross margin at contract completion. This asset was presented as “Work in progress”. If the gross margin obtained was greater than the estimated gross margin at completion, it was presented as a liability under “Accounts payable - Provision for estimated contract costs” by stage of completion, both with an effect on the cost of construction activities account.

In order to correct the immaterial error, the Corporation reversed the balances of the work in progress account from assets and the provision for construction contract costs from liabilities, recognized the costs incurred in the consolidated statement of profit or loss.

(c) Corresponds to the recognition of the tax effects related to the adjustments described in (a) and (b) above.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

3.	Summary of Significant Accounting Policies

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2022.

Standards, amendments, and interpretation adopted by the Corporation

Standards, amendments and interpretation that have entered in force as of January 1, 2023, have not had impact on the interim condensed consolidated financial statements as of September 30, 2023, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

4.	Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

A.	Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

i)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2022 and as of September 30, 2023, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31,		As of September 30,
	2022		2023
	Suppley	Demand	Suppley	Demand
U.S. Dollars (a)	3.808	3.820	3.790	3.797
Chilean Peso (b)	0.004449	0.004463	0.004232	0.004240
Colombian Peso (c)	0.000792	0.000794	0.000935	0.000937

(a)	U.S. DolLar as published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (hereinafter “SBS”).

(b)	Chilean peso as published by the Banco Central de Chile.

(c)	Colombian peso as published by Banco de la Republica de Colombia.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

The consolidated statement of financial position includes the following:

	As of	As of
	December 31,	September 30,
In thousands of US dollars	2022	2023
Assets
Cash and cash equivalents	58,280	76,142
Trade accounts receivable, net	124,593	188,696
Accounts receivable from related parties	142,435	145,347
Other accounts receivable	75,536	87,713
	400,844	497,898

Liabilities
Borrowings	(215,076)	(240,424)
Bonds	(5,569)	(4,466)
Trade accounts payable	(119,104)	(146,144)
Accounts payable to related parties	(3,171)	(3,171)
Other accounts payable	(88,012)	(78,129)
Other provisions	(42,241)	(2,039)
	(473,173)	(474,373)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

For the periods ended September 30, 2022 and 2023, the Corporation’s exchange gains and losses for the exposure of U.S. Dollar, the Chilean peso and the Colombian peso against the Peruvian Sol was:

	For the nine-month period ended
	September 30,
In thousands of soles	2022	2023
Gain	425,168	88,179
Loss	(423,093)	(102,794)
	2,075	(14,615)

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	As of December 31,		As of September 30,
	2022		2023
	Assets	Liabilities	Assets	Liabilities
Chilean Peso	60,684,971	81,864,810	50,408,562	63,043,767
Colombian Peso	96,944,436	59,114,296	174,814,614	93,177,194

The Corporation’s foreign currency translation adjustment for the nine-month period ended September 30, 2023 was positive by S/22.9 million (negative by S/10.1 million for the same period in 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

ii)	Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

iii)	Fair-value and cash flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term borrowings. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

b)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2022 and as of September 30, 2023 is represented by the sum of cash and cash equivalents (Note 9), trade accounts receivable (Note 10), accounts receivable from related parties (Note 11) and other accounts receivable (Note 12).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in Note 10.

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and the performance evaluation conducted by the Board of Directors (Note 11).

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for the ones already recorded at the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

c)	Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalent, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The Financial Plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

As of September 30, 2023, the Company has significant current payment obligations arising from the Plea Agreement (Note 1.C) and the Bridge Loan (Note 16.A.i). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	186,326	64,307	89,868	470,129	810,630
	3,579,671	2,027,574	388,035	750,312	1,179,218	4,345,139

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of September 30, 2023
Other financial liabilities (except lease liability for right-of-use asset)	897,934	613,831	170,664	193,629	-	978,124
Lease liability for right-of-use asset	51,329	19,636	27,346	13,787	75	60,844
Bonds	836,054	144,563	180,663	372,037	674,622	1,371,885
Trade accounts payables (except non-financial liabilities)	1,159,863	1,153,391	6,472	-	-	1,159,863
Accounts payables to related parties	76,556	48,313	28,243	-	-	76,556
Other accounts payables and other provisions (except non-financial liabilities)	711,455	195,714	71,921	87,603	488,296	843,534
	3,733,191	2,175,448	485,309	667,056	1,162,993	4,490,806

B.	Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue operations as a going concern basis in order to generate returns to its shareholders, benefits to stakeholders and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may renegotiation of liabilities (Note 16.a). In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

As of December 31, 2022 and as of September 30, 2023, the leverage ratio is as follows:

		As of	As of
		December 31,	September 30,
In thousands of soles	Note	2022	2023
Total borrowing, bonds and civil compensation (*)	16 and 17	2,238,699	2,273,274
Less: Cash and cash equivalents	9	(917,554)	(888,615)
Net debt (a)		1,321,145	1,384,659
Total equity (b)		1,346,006	1,357,040
Total net debt plus equity (a) + (b)		2,667,151	2,741,699
Gearing ratio		0.50	0.51

(*)	The civil compensation to the Peruvian State is S/488 million as of September 31, 2023 (S/4889 as of December 31, 2022).

During the periods ended December 31, 2022 and as of September 30, 2023, there were no changes in the objectives, policies or processes related to capital management.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

5.	Critical Accounting Estimates and Judgments

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

6.	Seasonality of Operations

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the period.

7.	Operating Segments

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

The Corporation has identified four reportable segments. These operating segments are components of an enterprise for which separate financial information is available and periodically evaluated by the Corporate Governance Board to decide how to allocate resources and assess performance.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: This segment includes traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction at three divisions: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

(b)	Energy: This segment includes oil exploration, exploitation, production, treatment, and trade in four oil deposits, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry. It also includes storage and dispatch of fuel and oil byproducts.

(c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three highways with tolls, Lima Metro, a sewage treatment plant in Lima, and operation and maintenance services for infrastructure assets.

(d)	Real Estate: The Corporation mainly develops and sells properties for low- and middle-resource sectors, which are experiencing a significant increase in available income, as well as luxury properties to a lesser degree. It also develops commercial spaces and offices.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Management uses the Adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant measure to understand the Corporation’s operating performance and allocate resources and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to profit as follows:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023
Net (loss) profit	(291,402)	71,317	(281,402)	73,736
Financial income and expenses	32,340	58,741	100,518	119,014
Interests for present value of financial asset or liability	16,564	18,652	84,829	(1,511)
Income tax	33,895	91,858	55,063	164,271
Depreciation and amortization	46,028	58,228	130,948	168,667
Adjusted EBITDA	(162,575)	298,796	89,956	524,177
Adjustments to adjusted EBITDA for Other items
Impairment of accounts receivables and other accounts receivable	7,349	-	7,349	-
Impairment of investments	7,489	-	7,489	-
Impairment of goodwill	2,403	-	2,403	-
Provisions: civil compensation and legal claims	244,708	-	244,708	-
Adjusted EBITDA for other items	99,374	298,796	351,905	524,177

The adjusted EBITDA per segment is as follows:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023
Engineering and construction	(24,317)	140,217	(1,779)	110,836
Energy	53,517	66,683	135,945	167,524
Infrastructure	61,550	76,861	191,100	195,575
Real estate	11,222	11,560	32,469	42,705
Parent company operations	55,020	103,819	105,847	103,676
Intercompany eliminations	(57,618)	(100,344)	(111,677)	(96,139)
	99,374	298,796	351,905	524,177

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Operating segments financial position

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Realestate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Assets
Cash and cash equivalent	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Long-term trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Long-term accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other long-term accounts receivable	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred income tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280
Liabilities
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Long-term bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Long-term trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other long-term accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Long-term accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred income tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to controlling interest in the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Operating segments financial position

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of September 30, 2023
Assets
Cash and cash equivalent	197,953	39,288	130,440	135,694	3,119	199,729	182,392	-	888,615
Trade accounts receivables, net	845,322	105,788	26,412	125,279	960	2,621	924	-	1,107,306
Accounts receivable from related parties	74,894	506	60,812	3,578	494	537	326,354	(432,296)	34,879
Other accounts receivable	331,051	29,264	27,927	13,416	-	10,458	5,383	(2,345)	415,154
Inventories, net	58,006	41,865	10,341	45,042	-	238,692	-	(14)	393,932
Prepaid expenses	17,861	3,431	5,796	697	265	86	10,756	1	38,893
Total current assets	1,525,087	220,142	261,728	323,706	4,838	452,123	525,809	(434,654)	2,878,779
Long-term trade accounts receivable, net	889	-	19,986	738,873	1,312	3,678	-	-	764,738
Long-term accounts receivable from related parties	314,519	-	16,805	42	14,015	-	441,523	(235,475)	551,429
Prepaid expenses	-	480	15,666	1,644	593	-	-	(510)	17,873
Other long-term accounts receivable	98,771	86,229	-	-	7,346	58,057	65,962	-	316,365
Inventories, net	-	-	-	-	-	70,233	-	-	70,233
Investments in associates and joint ventures	968	9,963	-	-	-	2,103	1,546,618	(1,547,479)	12,173
Investment property, net	-	-	-	1,447	-	18,477	39,121	-	59,045
Property, plant and equipment, net	91,738	196,893	5,354	839	223	5,969	966	-	301,982
Intangible assets, net	139,465	388,584	236,934	162	-	605	12,915	-	778,665
Right-of-use assets, net	5,778	10,022	4,128	37	124	1,617	33,817	(12,319)	43,204
Deferred income tax asset	146,257	3,172	27,461	-	450	21,010	57,250	16	255,616
Total non-current assets	798,385	695,343	326,334	743,044	24,063	181,749	2,198,172	(1,795,767)	3,171,323
Total assets	2,323,472	915,485	588,062	1,066,750	28,901	633,872	2,723,981	(2,230,421)	6,050,102
Liabilities
Borrowings	27,542	35,719	15,600	38	5	13,927	524,485	(11,202)	606,114
Bonds	4,031	-	47,655	31,948	-	-	-	-	83,634
Trade accounts payable	937,700	89,503	53,189	31,193	178	24,891	14,645	2,092	1,153,391
Accounts payable to related parties	313,057	62,209	41,042	34,499	10	11,217	12,942	(426,663)	48,313
Current income tax	27,866	560	3,769	10,082	68	6,639	3,896	-	52,880
Other accounts payable	434,379	32,613	43,442	9,236	1,461	137,207	41,921	-	700,259
Provisions	80,666	14,730	1,064	1,208	-	197	9,669	-	107,534
Total current liabilities	1,825,241	235,334	205,761	118,204	1,722	194,078	607,558	(435,773)	2,752,125
Borrowings	2,143	93,979	1,267	-	124	74,713	173,603	(2,680)	343,149
Long-term bonds	12,925	-	142,449	597,046	-	-	-	-	752,420
Long-term trade accounts payable	-	-	-	6,472	-	-	-	-	6,472
Other long-term accounts payable	58,483	-	1,358	144	2,803	-	475,707	-	538,495
Long-term accounts payable to related parties	7,491	-	1,006	28,246	23,146	-	212,678	(244,324)	28,243
Provisions	11,667	53,475	12,131	2,278	-	-	21,561	-	101,112
Deferred income tax liability	46,112	61,295	-	63,639	-	-	-	-	171,046
Total non-current liabilities	138,821	208,749	158,211	697,825	26,073	74,713	883,549	(247,004)	1,940,937
Total liabilities	1,964,062	444,083	363,972	816,029	27,795	268,791	1,491,107	(682,777)	4,693,062
Equity attributable to controlling interest in the Company	353,921	437,548	167,910	188,042	1,106	285,083	1,229,855	(1,546,781)	1,116,684
Non-controlling interest	5,489	33,854	56,180	62,679	-	79,998	3,019	(863)	240,356
Total liabilities and equity	2,323,472	915,485	588,062	1,066,750	28,901	633,872	2,723,981	(2,230,421)	6,050,102

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Operating segment performance Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the three-month period ended September 30, 2022
Revenue	713,277	171,400	138,717	95,607	1,096	40,752	17,398	(79,811)	1,098,436
Gross (loss) profit	(1,379)	35,030	24,896	27,298	542	11,576	4,135	1,253	103,351
Administrative expenses	(29,678)	(3,223)	(4,261)	(2,638)	(186)	(3,651)	(8,364)	123	(51,878)
Other income and expenses, net	40,748	388	27,103	(537)	-	(3,971)	(321,211)	(3,213)	(260,693)
Operating profit (loss)	9,691	32,195	47,738	24,123	356	3,954	(325,440)	(1,837)	(209,220)
Financial expenses	(18,188)	(4,465)	(5,519)	(2,413)	(35)	(1,357)	(32,139)	29,603	(34,513)
Financial income	(379)	263	809	759	44	256	29,959	(29,538)	2,173
Interests for present value of financial asset or liability	(1,042)	1,919	1,317	-	-	(166)	(19,964)	1,372	(16,564)
Share of profit or loss in associates and joint ventures	(1,101)	825	-	-	-	(9)	55,233	(54,331)	617
(Loss) profit before income tax	(11,019)	30,737	44,345	22,469	365	2,678	(292,351)	(54,731)	(257,507)
Income tax	(7,918)	(10,617)	(7,449)	(7,088)	(109)	(1,358)	645	(1)	(33,895)
(Loss) profit for the period	(18,937)	20,120	36,896	15,381	256	1,320	(291,706)	(54,732)	(291,402)
(Loss) profit from attributable to:
Owners of the Company	(20,511)	17,929	32,635	11,536	256	(1,364)	(291,690)	(55,804)	(307,013)
Non-controlling interest	1,574	2,191	4,261	3,845	-	2,684	(16)	1,072	15,611
	(18,937)	20,120	36,896	15,381	256	1,320	(291,706)	(54,732)	(291,402)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Operating segment performance

Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the three-month period ended September 30, 2023
Revenue	767,100	190,366	177,573	104,007	1,146	53,231	23,732	(101,924)	1,215,231
Gross profit (loss)	166,241	34,474	31,768	35,180	672	13,348	1,781	3,324	286,788
Administrative expenses	(29,886)	(3,970)	(4,953)	(2,980)	(233)	(4,195)	(3,126)	(3,866)	(53,209)
Other income and expenses, net	(767)	161	196	1,846	-	982	(781)	4,571	6,208
Operating profit (loss)	135,588	30,665	27,011	34,046	439	10,135	(2,126)	4,029	239,787
Financial expenses	(27,013)	(4,614)	(676)	(1,876)	(118)	(1,769)	(32,429)	12,720	(55,775)
Financial income	(135)	(3,409)	2,303	700	174	333	11,226	(14,158)	(2,966)
Interests for present value of financial asset or liability	(1,545)	(1,100)	(114)	-	-	128	(16,021)	-	(18,652)
Share of profit or loss in associates and joint ventures	-	781	-	-	-	-	102,422	(102,422)	781
Profit(loss) before income tax	106,895	22,323	28,524	32,870	495	8,827	63,072	(99,831)	163,175
Income tax	(62,810)	(6,537)	(7,113)	(9,837)	(148)	(3,867)	3,542	(5,088)	(91,858)
Profit (loss) for the period	44,085	15,786	21,411	23,033	347	4,960	66,614	(104,919)	71,317
Profit (loss) from attributable to:
Owners of the Company	43,781	13,908	17,054	17,275	347	1,081	66,620	(104,927)	55,139
Non-controlling interest	304	1,878	4,357	5,758	-	3,879	(6)	8	16,178
	44,085	15,786	21,411	23,033	347	4,960	66,614	(104,919)	71,317

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Operating segment performance

Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the nine-month period ended September 30, 2022
Revenue	2,050,849	464,289	384,180	292,796	3,234	125,167	51,461	(225,943)	3,146,033
Gross profit (loss)	64,816	88,183	69,418	97,627	1,704	34,218	12,065	895	368,926
Administrative expenses	(83,104)	(10,090)	(11,958)	(7,779)	(557)	(10,132)	(26,531)	2,664	(147,487)
Other income and expenses, net	34,441	1,747	24,101	(842)	-	(2,902)	(318,224)	(2,438)	(264,117)
Operating profit (loss)	16,153	79,840	81,561	89,006	1,147	21,184	(332,690)	1,121	(42,678)
Financial expenses	(48,954)	(13,355)	(17,522)	(5,819)	(85)	(7,076)	(61,089)	42,597	(111,303)
Financial income	1,391	509	1,982	1,889	103	786	49,864	(45,739)	10,785
Interests for present value of financial asset or liability	(6,357)	2,858	(198)	-	-	560	(81,691)	(1)	(84,829)
Share of profit or loss in associates and joint ventures	121	2,347	-	-	-	703	106,458	(107,943)	1,686
(Loss) profit before income tax	(37,646)	72,199	65,823	85,076	1,165	16,157	(319,148)	(109,965)	(226,339)
Income tax	(3,164)	(23,375)	(12,818)	(26,520)	(404)	(5,481)	16,731	(32)	(55,063)
(Loss) profit for the period	(40,810)	48,824	53,005	58,556	761	10,676	(302,417)	(109,997)	(281,402)
(Loss) profit from attributable to:
Owners of the Company	(40,897)	43,226	42,981	43,917	761	190	(302,421)	(109,983)	(322,226)
Non-controlling interest	87	5,598	10,024	14,639	-	10,486	4	(14)	40,824
	(40,810)	48,824	53,005	58,556	761	10,676	(302,417)	(109,997)	(281,402)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Operating segment performance

Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the nine-month period ended September 30, 2023
Revenue	1,905,784	501,358	436,173	308,685	3,625	147,604	72,512	(273,451)	3,102,290
Gross profit (loss)	185,658	77,675	71,381	97,173	2,155	48,765	12,279	6,910	501,996
Administrative expenses	(84,148)	(11,915)	(14,741)	(8,628)	(704)	(13,222)	(17,581)	(5,193)	(156,132)
Other income and expenses, net	(5,723)	800	605	1,897	(41)	2,570	3,251	3,850	7,209
Operating profit (loss)	95,787	66,560	57,245	90,442	1,410	38,113	(2,051)	5,567	353,073
Financial expenses	(56,559)	(15,222)	(16,235)	(5,504)	(337)	(7,709)	(76,222)	35,576	(142,212)
Financial income	839	1,838	5,596	4,993	504	4,629	41,063	(36,264)	23,198
Interests for present value of financial asset or liability	87	(1,537)	(1,716)	-	-	3,281	1,396	-	1,511
Share of profit or loss in associates and joint ventures	(1)	2,366	-	-	-	73	95,406	(95,407)	2,437
Profit (loss) before income tax	40,153	54,005	44,890	89,931	1,577	38,387	59,592	(90,528)	238,007
Income tax	(74,549)	(16,261)	(13,348)	(27,488)	(471)	(20,723)	(6,353)	(5,078)	(164,271)
(Loss) profit for the period	(34,396)	37,744	31,542	62,443	1,106	17,664	53,239	(95,606)	73,736
(Loss) profit from attributable to:
Owners of the Company	(34,100)	32,529	22,232	46,832	1,106	6,582	53,200	(95,804)	32,577
Non-controlling interest	(296)	5,215	9,310	15,611	-	11,082	39	198	41,159
	(34,396)	37,744	31,542	62,443	1,106	17,664	53,239	(95,606)	73,736

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

8.	Financial Instruments

Financial assets related to concession contracts are presented in the consolidated statement of financial position as “trade accounts receivable current” and “trade accounts receivable non-current”.

The classification of financial assets and liabilities by category is as follows:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	917,554	888,615
- Trade accounts receivable and other accounts receivable (excluding non-financial assets) (i)	1,452,606	1,489,468
- Financial assets related to concession agreements (ii)	861,190	902,692
- Accounts receivable from related parties	570,137	586,308
	3,801,487	3,867,083

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	819,973	897,934
- Finance leases	835	-
- Lease liability for right-of-use asset	59,085	51,329
- Bonds	869,913	836,054
- Trade and other accounts payable (excluding non-financial liabilities) (iii)	1,207,739	1,814,875
- Accounts payable to related parties	80,781	76,556
	3,038,326	3,676,748
Other financial liabilities:
- Other provisions (iv)	541,345	56,443

(i)	The following non-financial assets are excluded: advances to suppliers for S/103.4 million and tax receivable for S/108 million (S/53.7 million and S/141.9 million, respectively, as of December 31, 2022).
(ii)	Included in the trade accounts receivable item.
(iii)	The following non-financial liabilities are excluded: advances received from customers for S/290.2 million, taxes payable for S/166.6 million, salaries and other personnel payable for S/114 million and others for S/12.9 million (S/365.7 million, S/165.8 million, S/99.2 million and S/6.2 million, respectively, as of December 31, 2022).
(iv)	Includes administrative process INDECOPI for S/56.4 million (S/488.9 million and S/52.5 million, respectively, as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

9.	Cash and Cash Equivalents

This account comprises:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Cash on hand	727	822
Remittances in-transit	2,955	2,344
Current accounts	382,414	331,839
Trust account - specific use founds (a)	416,464	262,712
Time deposits (b)	114,994	290,898
Total Cash and Cash equivalents	917,554	888,615

Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating and are freely available. These accounts earn interest at market rates.

(a)	The Corporation maintains trust accounts in local and foreign banks for the administration of funds for specific uses that are classified as: i) operating funds and consortium funds for the exclusive management of project cash flows; and ii) reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation.

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Operational funds	229,165	173,369
Consortium funds	114,050	63,788
Reserve funds (i)	71,966	24,284
Guarantee funds	1,283	1,271
	416,464	262,712

(i)	The trust accounts with reserve funds for the payment of bonds issued and other obligations of the Corporation are as follows:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	49,397	1,069
Red Vial 5 S.A.	22,569	23,215
	71,966	24,284

(b)	Time deposits have maturities of less than ninety (90) days and are renewable at maturity. As of September 30, 2023, these deposits bear interest ranging from 0.9% to 7.4% (0.26% to 7.4% as of December 31, 2022).

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

10.	Trade Accounts Receivable, net

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Receivables (a)	357,704	261,185	350,929	256,618	6,775	4,567
Unbilled receivables - Subsidiaries (b)	584,217	708,831	584,217	705,763	-	3,068
Unbilled receivables - Concessions (c)	860,530	902,028	143,436	144,925	717,094	757,103
	1,802,451	1,872,044	1,078,582	1,107,306	723,869	764,738

As of December 31, 2022 and September 30, 2023, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to their carrying value because their average collection period is less than sixty (60) days.

The balance of accounts receivable corresponds to:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	864,152
Cumbra Peru S.A. (i)	647,113	796,582
Unna Energia S.A.	80,245	105,788
Cumbra Ingenieria S.A.	53,205	49,629
Red Vial 5 S.A.	24,072	16,244
Carretera Andina del Sur S.A.C.	13,035	14,236
Unna Transporte S.A.C.	9,852	10,130
Viva Negocio Inmobiliario S.A. (ii)	150,285	6,299
Carretera Sierra Piura S.A.C.	3,439	5,788
Concesionaria La Chira S.A.	2,290	2,272
Others	561	924
	1,802,451	1,872,044

(i)	The increase at the end of September 2023 corresponds to the activities of the new project “Santa Monica” of its subsidiary Morelco, and additions in the EPC LAP3 project, related to the construction of the Jorge Chavez airport terminal (Consorcio Inti Punku).

(ii)	As of December 31, 2022 invoices receivable mainly corresponds to the sale of a land to SEDAPAL by Inmobiliaria Almote 2 S.A.C. for S/140 million (located in the district of Lurin, province of Lima, with an area of 209.59 hectares). As of September 30, 2023, collections has been made according to the schedule stipulated in the contract.

(a)	As of September 30, 2023, invoices receivable are recognized net of impairment for S/43.8 million, and at current value for S/0.2 million (S/44.7 million for impairment and S/0.7 million at current value, as of December 31, 2022).

The aging analysis of trade receivables is as follows:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Current	316,664	217,158
Past due up to 30 days	29,078	11,062
Past due from 31 days up to 90 days	2,049	14,450
Past due from 91 days up to 120 days	1,437	5,751
Past due from 121 days up to 360 days	4,100	5,138
Past due over 360 days	4,376	7,626
	357,704	261,185

As of September 30, 2023, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: Unna Transporte S.A.C. for S/3.8 million, Cumbra Peru S.A. for S/3.3 million, and Cumbra Ingenieria S.A. for S/0.5 million (Cumbra Peru S.A. for S/3.4 million and Cumbra Ingenieria S.A. for S/0.9 million as of December 31, 2022). As of December 31, 2022 and September 30, 2023, Management performed the assessment of credit risk exposure on trade accounts receivable.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

(b)	Contract Assets by the subsidiaries correspond to documents related to estimates for services provided and valuations that were not invoiced. These rights are recognized net of impairment for S/3.3 million and discounted at current value for S/2.6 million (S/3.8 million for impairment, and S/2.8 million at current value, as of December 31, 2022). The following is a breakdown by subsidiary:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Cumbra Peru S.A.	533,389	659,345
Cumbra Ingenieria S.A.	38,922	39,660
Unna Transporte S.A.C.	6,192	6,319
Unna Energia S.A.	5,617	3,381
Others	97	126
	584,217	708,831

(c)	Contract Assets for Concessions correspond to future collections to the Grantor according to the terms of the concession agreement, as detailed below:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	864,152
Red Vial 5 S.A.	24,072	16,243
Carretera Andina del Sur S.A.C.	12,796	14,236
Carretera Sierra Piura S.A.C.	3,018	5,603
Concesionaria La Chira S.A.	2,290	1,794
	860,530	902,028

Management, after evaluating the balances receivable at the date of the interim condensed consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectibility.

In the opinion of Corporate Management, the expected credit loss and allowance for trade receivables adequately cover the risk of uncollectibility as of December 31, 2022 and September 30, 2023.

11.	Transactions with Related Parties

A.	Transactions with related parties

Major transactions for the period ended September 30, 2022 and 2023 between the Company and its related parties are summarized as follows:

	For the three-month period ended		For the nine-month period ended
	September 30		September 30
In thousands of soles	2022	2023	2022	2023
Revenue from sales of goods and services:
- Joint operations	11,741	12,016	34,353	40,379
	11,741	12,016	34,353	40,379

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

B.	Balances with Related parties

Balances breakdown were the following:

	As of December 31, 2022		As of September 30, 2023
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Inti Punku	4,030	3,104	15,273	112
Consorcio Rio Mantaro	-	12,247	-	7,516
Consorcio Constructor Chavimochic	-	9,421	-	9,759
Consorcio Rio Urubamba	9,606	-	9,578	-
Consorcio Manperan	603	4,064	1,706	446
Consorcio TNT Vial y Vives - DSD Chile Ltda	8,664	3,153	-	2,383
Consorcio Peruano de Conservacion	752	2,629	800	2,753
Consorcio Vial Quinua	-	1,945	-	1,945
Consorcio GyM Conciviles	-	1,426	12	339
Terminales del Peru	88	600	59	609
Consorcio Italo Peruano	1,524	-	1,607	-
Consorcio Ermitaño	547	-	529	-
Consorcio Morelco Latamges	-	-	-	2,388
Others	1,931	1,545	5,315	3,863
	27,745	40,134	34,879	32,113

Other related parties
Ferrovias S.A.	-	13,354	-	16,200
	-	13,354	-	16,200
Current portion	27,745	53,488	34,879	48,313

Non-current portion
Gasoducto Sur Peruano S.A. (Note 14.i)	542,392	-	550,904	-
Ferrovias S.A.	-	15,054	-	12,662
Ferrovias Participaciones S.A.	-	12,239	-	15,581
Others	-	-	525	-
Non-current	542,392	27,293	551,429	28,243

As of December 31, 2022 and September 30, 2023 accounts receivable and payable are mainly of current maturity which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The Corporation conducts its operations with related companies under the same conditions as those with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment terms, these do not differ from policies granted to third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

12.	Other Accounts Receivable, net

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Claims and accounts receivable from third parties (a)	251,339	256,026	68,687	41,237	182,652	214,789
Guarantee deposits (b)	194,885	225,199	110,507	141,220	84,378	83,979
Credits and recoverable taxes (c)	113,923	108,029	102,689	97,896	11,234	10,133
Advances to suppliers (d)	53,658	103,375	53,658	103,375	-	-
Restricted funds (e)	52,014	26,790	44,668	19,444	7,346	7,346
Accounts receivable from personnel	2,359	4,338	2,359	4,338	-	-
Others	10,747	7,762	10,627	7,644	120	118
	678,925	731,519	393,195	415,154	285,730	316,365

a)	Claims and accounts receivable from third parties are as follows

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023

Additional investments for operating contracts	105,073	104,952
Claims to the tax authorities	27,968	29,061
Real estate project receivable	26,084	28,507
Accounts receivable from joint ventures	21,100	21,835
Account receivable from out-of-court settlement with third parties (a.1)	36,266	-
Account receivable to the Ministry of Agriculture Development and Irrigation (a.2)	-	34,011
Settlement agreement with third parties	21,081	21,175
Others	13,767	16,485
	251,339	256,026

a.1)	Account receivable from out-of-court settlement with third parties: Talara Refinery - Cumbra Peru S.A.

As of December 2022, Cumbra Peru S.A. had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (TRT) for approximately US$ 78 million as compensation for damages suffered as a result of various contractual breaches. In turn, TRT filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. had breached the subcontract entered into between the two companies. On the other hand, on December 28, 2020, TRT executed two letters of guarantee issued by Banco Santander, the first for US$ 16 million for Fidelity Performance and the second letter of guarantee for US$ 7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph.

In December 2022, the Company signed an agreement with TRT, in order to solve claims of both parties. As a result of this agreement, the Company impaired account receivables rights for US$ 29.6 million equivalent to S/113 million. In addition, the Company would receive payments for outstanding invoices in the amount of US$ 10.3 million (equivalent to S/36.3 million). As of January 31, 2023, the Company received full payment of the outstanding invoices.

a.2)

Account receivable to the Ministry of Agriculture Development and Irrigation - Concesionaria Chavimochic

The balance corresponds to the claim to the Ministry of Agrarian Development and Irrigation (hereinafter, MIDAGRI) for US$9.5 million equivalent to S/34.1 million for the execution of the total amount of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and MIDAGRI for the early termination of the Concession Contract due to breach of contract by the Grantor (Note 14.i).

b)	Guarantees deposits correspond to funds retained by customers for work contracts, mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers in order to guarantee that the subsidiary performs its obligations under the contracts. The amounts withheld will be recovered upon completion of the work.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

c)	Credits and recoverable taxes are classified as follows:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023

VAT credit	50,172	47,661
Income tax on-account payments	48,729	46,627
ITAN and other recoverable taxes	15,022	13,741
	113,923	108,029

d)	Advances to suppliers are classified as follows:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023

Cumbra Peru S.A. - Aeropuerto Jorge Chavez	18,353	57,846
Cumbra Peru S.A. - Projects and Consortiums	15,220	22,186
Tren Urbano de Lima S.A. - Alstom Transporte	3,691	5,467
Otros	16,394	17,876
	53,658	103,375

e)	Al 30 de setiembre de 2023, los fondos restringidos corresponden a certificados bancarios en garantía compuestos por Cumbra Ingeniería S.A por S/ 19.4 millones y un fondo restringido de la Concesionaria La Chira S.A. por S/7.3 millones. (Al 31 de diciembre de 2022, Cumbra Perú S.A. por S/29.9 millones EPC Talara, Cumbra Ingeniería S.A por S/14.7 millones y Concesionaria La Chira S.A. por S/7.3 millones, otros S/1.7 millones).

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	Inventories, Net

This caption comprises the following:

	As of December 31,	As of September 30,
In thousands of soles	2022	2023
Land	114,111	117,177
Work in progress - Real estate	131,090	156,899
Finished properties	47,643	35,282
Construction materials	42,475	59,469
Merchandise and supplies	83,512	100,927
	418,831	469,754
Allowance for inventory write-downs	(6,495)	(5,589)
	412,336	464,165
Current	346,783	393,932
Non-current	65,553	70,233

As of September 30, 2023, the non-current portion of inventories of S/70.2 million corresponds to land for real estate projects to be executed in the long term (S/56.6 million located in the district of San Isidro in Lima and S/13.6 million located in the district of Barranco in Lima). As of December 31, 2022, the non-current portion of inventories for projects to be executed in the long term amounts to S/65.6 million (S/52 million located in the district of San Isidro in Lima and S/13.5 million located in the district of Barranco in Lima).

Management has analyzed the inventories and has determined that there are no major indications of impairment.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

14.	Investments in Associates and Joint Ventures

This caption comprises the following:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Associates	2,753	2,103
Joint ventures	12,163	10,070
	14,916	12,173

Movement of our investments in associates for the periods ended September 30, 2022, and 2023 is as follows:

	As of	As of
	September 30,	September 30,
In thousands of soles	2022	2023
Balance as of January 1	31,173	14,916
Equity interest in results	1,686	2,437
Dividends received	(380)	(5,175)
Capital reduction	(2,937)	-
Investment impairment	(7,489)	-
Investment disposal	(278)	-
Conversion adjustment	(50)	(5)
Balance as of September 30	21,725	12,173

The most relevant associates are described below:

i.	Gasoducto Sur Peruano S.A

In November 2015, the Company acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Company made an investment of US$ 242.5 million (equivalent to S/811 million) and had to assume 20% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment between 2016 and 2019 of its total investment (US$242.5 million), and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA in favor of the entity issuing the guarantees: for US$ 52.5 million corresponding to the performance bond and US$ 129 million corresponding to the corporate guarantee on the bridge loan granted to GSP. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP for US$181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$73.5 million and lost profits for US$10 million, which correspond to receivables from GSP.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date (Note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$11.8 million. On the other hand, the debt of Cumbra Peru S.A. is recognized in INDECOPI indirectly through the Constructor Ductos del Sur of US$88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the MEM to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

On September 12, 2023, INDECOPI notified GSP the resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the Board’s agreement approving the Liquidation Agreement because the Agreement does not expressly state that GSP does not have assets subject to realization as part of the asset liquidation process, On the contrary, the aforementioned definition implies the possibility that GSP has assets subject to realization by the liquidator, so the Agreement should have mentioned how such assets would be realized (direct sale, auction, dation, etc.).

In view of the above, INDECOPI has instructed its Technical Secretariat to grant new dates for the Meeting, so that the creditors may approve a new Liquidation Agreement and thus correct the defect declared in the aforementioned resolution. INDECOPI has assigned November 16 and 21 as the dates for the first and second call for the Creditors’ Meeting, respectively.

Amounts recognized in the interim condensed consolidated financial statements (note 11).

As of September 30, 2023, the net value of the account receivable from GSP is approximately US$145.3 million, equivalent to S/550.9 million (US$142.4 million equivalent to S/542.4 million at December 31, 2022), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$64.3 million (equivalent to S/243.9 million) discounted to present value net of impairment and the effect of the exchange difference (US$63.9 million equivalent to S/243.2 million at December 31, 2022) and; ii) Cumbra Peru S.A. holds US$81 million (equivalent to S/307 million) discounted to present value, net of the effect of the exchange difference (US$78.5 million equivalent to S/299.2 million at December 31, 2022).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.75% (recovery term of 8 years with a discount rate of 5.73% as of September 30, 2022). These estimates generated during 2023 a gain from present value effect of approximately S/1.9 million (S/63.3 million, loss from present value as of September 30, 2022) which has been recognized in the consolidated statement of profit or loss under the caption “Gain (loss) from present value of financial assets or liabilities” (Note 26.B).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2022 and as of September 30, 2023 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$ 647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

On October 4, 2022, the Arbitration Court notified the parties with the award, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire the amount of US$ 25.3 million as a consequence of its failure to provide the Project Control Delivery, and the execution of 70% of the Performance Bond or the payment of US$25 million for the Concessionaire’s failure to obtain evidence of financial closing.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2022, an impairment of its total investment amounting to S/ 14.5 million was recorded.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA was required to assume a total of US$7.5 million. Likewise, in May 2023, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA is responsible for US$2 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such execution (Note 12.b).

15.	Investments Property, Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the period ended September 30, 2022 and 2023, are as follows:

		Property,
	Investment	plant and	Right-of-use	Intangibles
	property	equipment	assets	assets
In thousands of soles	(a)	(a)	(a)	(b)

Cost
Balance at January 1, 2022	87,222	1,261,098	98,391	1,453,556
Additions	53	41,095	14,578	101,952
Sale of assets	-	(27,658)	-	-
Disposals	(2,950)	(17,194)	-	(3,076)
Transfers	-	(917)	460	456
Translations adjustments	-	(19,790)	(259)	(17,782)
Balance at September 30, 2022	84,325	1,236,634	113,170	1,535,106
Balance at January 1, 2023	99,557	1,234,208	119,495	1,586,462
Additions	14	47,625	6,458	102,697
Sale of assets	-	(24,489)	-	-
Disposals	-	(5,059)	(2,642)	(8,968)
Reclassifications	-	(1,938)	-	(24,859)
Transfers	-	-	-	(3)
Translations adjustments	(1)	580	130	6,424
Balance at September 30, 2023	99,570	1,250,927	123,441	1,661,753

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

		Property,
	Investment	plant and	Right-of-use	Intangibles
	property	equipment	assets	assets
In thousands of soles	(a)	(a)	(a)	(b)
Accumulated depreciation and impairment
Balance at January 1, 2022	(24,211)	(957,928)	(50,674)	(710,165)
Depreciation / amortization	(2,989)	(39,863)	(13,630)	(74,466)
Sale of assets	-	23,729	-	-
Disposals	2,277	16,731	-	2,536
Transfers	-	649	(49)	(271)
Impairment	-	-	-	(2,530)
Translations adjustments	-	12,235	206	4,141
Balance at September 30, 2022	(24,923)	(944,447)	(64,147)	(780,755)
Balance at January 1, 2023	(37,633)	(949,743)	(69,288)	(799,126)
Depreciation / amortization	(2,891)	(37,065)	(13,596)	(115,115)
Sale of assets	-	21,483	-	-
Disposals	-	14,444	2,630	5,926
Reclassifications	-	1,938	-	24,859
Impairment	-	(317)	-	-
Translations adjustments	(1)	315	17	368
Balance at September 30, 2023	(40,525)	(948,945)	(80,237)	(883,088)

Carrying amounts
At January 1, 2022	63,011	303,170	47,717	743,391
At September 30, 2022	59,402	292,187	49,023	754,351
At January 1, 2023	61,924	284,465	50,207	787,336
At September 30, 2023	59,045	301,982	43,204	778,665

(a)	Investment property, property, plant and equipment and right-of-use assets

As of September 30, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, work in progress, facilities other equipment furniture and fixtures for a total of S/43.9 million. Also, additions in the engineering and construction segment, for other equipment, machinery, furniture and fixtures, and buildings for S/2.6 million; and additions in the real estate and infrastructure segments for S/1.1 million (as of September 30, 2022, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, works in progress, replacement units, buildings, miscellaneous equipment and furniture and fixtures totaling S/30.6 million. Also, additions in the engineering and construction segment for machinery, miscellaneous equipment, furniture and fixtures and buildings for S/5.9 million; and additions in the infrastructure and real estate segments for S/4.6 million).

As of September 30, 2023, the additions of assets for right of use correspond mainly to the price adjustment to the Company’s real estate lease contract for S/3.6 million and to the acquisition of machinery and equipment in the energy segment for S/2.8 million (as of September 30, 2022, it corresponds mainly to the energy segment, for lease contracts for the acquisition of vehicles, machinery and equipment for S/10.1 million, also, in the infrastructure segment for the acquisition of vehicles for S/3.7 million).

For the period ended September 30, 2022 and 2023, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the interim condensed consolidated statement of income as follows:

In thousands of soles	2022	2023

Cost of sale of goods and services (Note 24)	52,148	43,718
Administrative expenses (Note 24)	4,334	9,834
Total depreciation	56,482	53,552
(-) Depreciation related to investment property	(2,989)	(2,891)
(-) Depreciation related to right-of-use assets	(13,630)	(13,596)
Total depreciation of property, plant and equipment	39,863	37,065

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

(b)	Intangible assets

As of September 30, 2023, the additions correspond mainly to the energy segment for investments in the preparation of wells and other assets for a total of S/95 million, additions in the infrastructure segment for investments in concessions for a total of S/4.6 million and additions in the engineering and construction segment for investments in software for S/3 million. (As of September 30, 2022, the additions correspond mainly to investments in the preparation of wells and other assets of the energy segment for S/89.7 million, software development in the engineering and construction segment for S/6.2 million; and additions in concessions and licenses corresponding to the infrastructure segment for S/6 million).

For the period ended September 30, 2022 and 2023, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

In thousands of soles	2022	2023
Cost of sale of goods and services (Note 24)	72,288	111,907
Administrative expenses (Note 24)	2,178	3,208
Total amortization	74,466	115,115

Goodwill

Management reviews businesses results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023
Engineering and construction	28,741	33,899
Electromechanical	20,736	20,736
	49,477	54,635

16.	Borrowings

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Bank loans	651,825	727,808	548,372	563,025	103,453	164,783
Other financial entities	168,148	170,126	12,176	27,922	155,972	142,204
Lease liability for right-of-use asset	59,085	51,329	12,879	15,167	46,206	36,162
Finance leases	835	-	835	-	-	-
	879,893	949,263	574,262	606,114	305,631	343,149

A.	Bank loans

As of December 31, 2022 and as of September 30, 2023, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates which fluctuate between 6% and 23.8% in 2023 (between 6% and 11.4% in 2022).

			As of	As of
	Interest	Date of	December 31,	September 30,
In thousands of soles	rate	maturity	2022	2023

AENZA S.A.A. (i)	Term SOFR 3M + de 6.26% a 8.51%	2023	463,773	501,006
Unna Energia S.A.(ii)	6.04% / 7.68%	2027	126,064	119,542
Viva Negocio Inmobiliario S.A.C. (iii)	7.84% / 12.50%	2032	51,314	86,974
Morelco S.A.S. (iv)	17.63% / 23.84%	2024	10,674	20,286
			651,825	727,808

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

i)	AENZA S.A.A. Bridge Loan Agreement

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of eighteen (18) months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$120 million. The loan bears interest at the following interest rates: (i) for the first and second installments, Term SOFR + 6.26%; (ii) for the third and fourth installments, Term SOFR + 6.76%; (iii) for the fifth installment, Term SOFR + 7.51%; and (iv) for the sixth installment, Term SOFR + 7.51%. As of September 30, 2023, the total amount payable is US$120 million, equivalent to S/470.7 million, which includes principal of S/455.6 million, plus interest and net deferred charges of S/15 million (as of December 31, 2022, the total amount payable was US$ 120 million, equivalent to S/463.8 million, which included principal of S/458.4 million, plus interest and net deferred charges of S/5.4 million).

On October 5, 2023, the term extension of the bridge loan agreement was subscribed for up to US$112 million for a twelve months period, and the prepayment of US$8 million (equivalent to S/30.5 million) was made.

As of December 31, 2022 and as of September 30, 2023, the Company has complied with the covenants established in the loan agreement.

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, available up to December 31, 2022 with a maximum exposure limit of US$ 80 million. This funding is repaid within eight (8) years. In 2022 additional disbursements amounting to US$ 8.5 million (equivalent to S/ 32.7 million) were requested for additional investments.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement.

As of September 30, 2023, the amount recorded for loans equivalent to 50% of interest owned by the subsidiary Unna Energia S.A. amounts to S/119.5 million, principal net of interest and deferred charges (S/126.1 million, as of December 31, 2022).

As of December 31, 2022 and as of September 30, 2023, TP is in compliance with the covenants established in the loan agreement.

iii)	Viva Negocio Inmobiliario S.A.C. Loan

The balance includes the following:

			As of	As of
		Date of	December 31,	September 30,
In thousands of soles	Interest rate	maturity	2022	2023

Banco Interamericano de Desarrollo	7.84%	2032	-	75,442
Banco de Credito del Peru S.A.	12.50%	2023	36,562	8,013
Banco BBVA Peru S.A.	7.94% / 10.70%	2024	2,116	3,519
Banco Interamericano de Finanzas S.A.	11.35%	2024	12,636	-
			51,314	86,974

In December 2022, Viva Negocio Inmobiliario S.A.C. signed a loan agreement with the Banco Interamericano de Desarrollo, for the purpose of building social housing. The loan was fully disbursed in January 2023, for US$20 million, equivalent to S/72.2 million, for ten (10) years and with two (2) years grace period for principal amortization.

AS of September 30, 2023, the total debt with Banco Intercamericano de Finanzas for S/12.6 million was paid in full and the debt with Banco de Credito del Peru was partially repaid for S/28.5 million.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

iv)	Morelco S.A.S. Loan

The balance includes the following:

				As of	As of
	Interest	Date of	Currency	December 31,	September 30,
In thousands of soles	rate	maturity	Type	2022	2023

Bancolombia S.A.	17.63% / 23.84%	2024	COP	6,344	15,209
Banco de Bogota	19.88%	2023	COP	4,330	5,077
				10,674	20,286

B.	Other financial entities

The balance is mainly composed of the monetization of Red Vial 5 S.A. dividends, operation carried out on May 29, 2018, for the subscription of an investment contract between the Company and Inversiones Concesion Vial S.A.C. (“BCI Peru”) - whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5 S.A.’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

As of September 30, 2023, the balance to be paid amounted to US$42.5 million, equivalent to S/155.3 million (as of December 31, 2022, balance was US$42.6 million, equivalent to S/162.8 million) and includes the effect of the fair value of S/0.5 million (as of December 31, 2022, S/16.6 million).

C.	Fair value of borrowings

The carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023

Bank loans	651,825	727,808	638,620	720,222
Other financial entities	168,148	170,126	168,148	170,580
Lease liability for right-of-use asset	59,085	51,329	53,394	50,602
Finance leases	835	-	776	-
	879,893	949,263	860,938	941,404

As of September 30, 2023, the fair value is based on cash flows discounted using debt rates between 4.7% and 22.6% (between 4.7% and 17.6% as of December 31, 2022) and are included as Level 2 in the level of measurement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

17.	Bonds

This caption comprised the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Tren Urbano de Lima S.A. (a)	629,956	628,994	31,203	31,948	598,753	597,046
Red Vial 5 S.A. (b)	218,684	190,104	41,343	47,655	177,341	142,449
Cumbra Peru S.A. (c)	21,273	16,956	4,554	4,031	16,719	12,925
	869,913	836,054	77,100	83,634	792,813	752,420

(a)	Tren Urbano de Lima S.A.

During February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds have a maturity ended in November 2039 and accrue an annual effective interest rate of 4.75% (plus the VAC adjustment).

As of September 30, 2023, an accumulated amortization amounting to S/146.3 million has been made (S/126.8 million as of December 31, 2022). As of September 30, 2023, the balance includes VAC adjustments and interest payable for S/139 million (S/126.5 million as of December 31, 2022).

The account movement of such corporate bonds for the periods ended September 30, 2022 and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	626,697	629,956
Amortization	(14,716)	(19,407)
Accrued interest	40,608	43,189
Interest paid	(23,677)	(24,744)
Balance at September, 30	628,912	628,994

As of December 31, 2022, and as of September 30, 2023, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of September 30, 2023, the fair value amounts to S/628.8 million (S/630.7 million, as of December 31, 2022), this is based on discounted cash flows using an annual effective interest rate of 4.46% (cash flows using an annual effective interest rate of 5.9% as of December 31, 2022) and corresponds to level 2 of the fair value hierarchy.

(b)	Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The bonds mature in January 2027 and bear interest at a rate of 8.38%.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

The account movement for the periods ended September 30, 2022, and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	251,933	218,684
Amortization	(23,518)	(28,334)
Accrued interest	15,044	12,730
Interest paid	(15,182)	(12,976)
Balance at September, 30	228,277	190,104

As of December 31, 2022, and as of September 30, 2023, Red Vial 5 S.A. has complied with the covenants.

As of September 30, 2023, the fair value amounts to S/195 million (as of December 31, 2022, S/224.8 million), is based on discounted cash flows using an annual effective interest rate 8.1% as of December 31, 2022 and as of September 30, 2023 and is within level 2 of the fair value hierarchy.

(c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear an annual effective interest rate of 8.5%, payment is semi-annual. As of September 30, 2023, the balance includes accrued interest payable for US$32 thousand, equivalent to S/117 thousand (US$0.2 million, equivalent to S/0.8 million, as of December 31, 2022).

The account movement for the periods ended September 30, 2022, and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	26,282	21,273
Amortization	(3,812)	(3,618)
Exchange difference	(128)	(214)
Accrued interest	1,403	1,131
Interest paid	(2,025)	(1,616)
Balance at September, 30	21,720	16,956

As of September 30, 2023, the fair value amounts to S/15.6 million (S/19.7 million as of December 31, 2022), is based on discounted cash flows using a rate of 13.5% (11.4% as of December 31, 2022) and is within level 2 of the fair value hierarchy.

(d)	AENZA S.A.A.

On August 13, 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the “Bonds”) into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

Pursuant to the terms and conditions of the convertible bonds, issued, these may be converted into shares as of the sixth months from the date of issuance, according to the following procedure: 1) the conversion day was the last business day of each month; 2) the conversion may be totally or partially; 3) the conversion notice must be sent to the Bondholders’ Representative no later than 5 business days prior to the conversion date; and 4) the conversion price would be the minimum between (i) US$0.33 (Zero and 33/100 United States Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

The Corporation converted entirely all the bonds into common shares in two tranches, first on February 28, 2022, and the second on March 31, 2022 for 11,000 and 78,970 bonds, respectively (See Note 21); due the conversion, the debt was fully paid as of March 31, 2022.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

18.	Trade Accounts Payable

This item comprises:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Invoices payable	523,175	505,502	513,418	499,030	9,757	6,472
Unbilled goods and services received	508,448	648,095	508,448	648,095	-	-
Notes payable	5,390	6,266	5,390	6,266	-	-
	1,037,013	1,159,863	1,027,256	1,153,391	9,757	6,472

As of September 30, 2023, unbilled goods and services received amounting to S/557.7 million for the engineering and construction segment, S/44.6 million for the infrastructure segment, S/17.9 million for the energy segment, S/18.2 million for the real estate segment and S/9.6 million for operations of the parent company (S/390.2 million for the engineering and construction segment, S/47.6 million for the infrastructure segment, S/37 million for the energy segment, S/20.9 million for the real estate segment and S/12.8 million for operations of the parent company, as of December 31, 2022).

19.	Other Accounts Payable

This caption is comprised by the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Civil compensation to Peruvian Government (a)	-	487,957	-	14,959	-	472,998
Advances received from customers (b)	365,730	290,249	350,194	284,833	15,536	5,416
Taxes payable	165,831	166,568	137,819	156,099	28,012	10,469
Salaries and other payable to personnel	99,225	113,980	99,225	113,980	-	-
Arbitration payable	73,348	71,034	34,560	28,292	38,788	42,742
Accounts payable for project completion	25,652	27,559	12,921	27,559	12,731	-
Guarantee deposits	18,552	19,951	18,552	19,914	-	37
Account payable under agreements with third parties	15,280	15,188	15,280	15,188	-	-
Acquisition of additional non-controlling interest	9,344	8,196	9,344	8,196	-	-
Royalties payable	9,303	12,782	9,303	12,782	-	-
Other accounts payable	25,496	25,290	18,244	18,457	7,252	6,833
	807,761	1,238,754	705,442	700,259	102,319	538,495

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

(a)	Civil compensation to Peruvian Government

Corresponds to the compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-C) on September 15, 2022, the collaboration and benefits agreement was signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/333.3 million and US$40.7 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars 3.9% and 1.8%, respectively; in addition, the Company compromise to establish a package of guarantees after the court approval i) a trust that includes shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years from the approval of the Agreement.

As of September 30, 2023, the balance reclassified from Other provisions (note 1.C), amounts to S/488 million (S/333.3 million and US$40.7 million).

(b)	Advances received from customers correspond mainly to projects of the Engineering and Construction and Real Estate segments and are discounted from the invoicing made, as established in the contracts.

	As of	As of
	December 31,	September 30,
In thousands of soles	2022	2023

Vial y Vives - DSD S.A. - Quebrada Blanca Project (i)	91,107	31,790
Cumbra Peru S.A. - Jorge Chávez Airport	88,114	91,731
Viva Negocio Inmobiliario S.A.C. - Real estate projects	85,741	107,450
Proyecto Especial de Infraestructura de Transporte Nacional (ii)	33,879	20,333
Cumbra Peru S.A. - San Gabriel - Buenaventura Project	33,206	27,059
Vial y Vives - DSD S.A. - Minera Spence	12,536	3,123
Vial y Vives - DSD S.A. - Refineria ENAP	9,472	4,434
Cumbra Peru S.A. - Concentrator Plant and Quellaveco Tunnel (iii)	5,984	-
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	1,986	1,542
Otros	3,705	2,787
	365,730	290,249

Current	350,194	284,833
Non-current	15,536	5,416
	365,730	290,249

The main variation corresponds to: i) a decrease in Vial y Vives DSD for S/59.3 million in the Quebrada Blanca project; ii) a decrease in Provías Nacional for S/13.5 million; iii) a decrease in Cumbra Peru S.A. for S/5.9 million in the Quellaveco project.

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

20.	Other Provisions

This item comprises:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Legal claims (a)	580,215	92,161	87,947	77,319	492,268	14,842
Tax claims (b)	53,578	49,319	33,128	24,406	20,450	24,913
Provision for well closure (c)	68,160	67,166	11,851	5,809	56,309	61,357
	701,953	208,646	132,926	107,534	569,027	101,112

(a)	Legal contingencies are comprised by the following:

Civil compensation to Peruvian Government

The Agreement accrual amounting to S/333.3 million and US$40.7 million was reclassified to Other accounts payable (note 1.C).

Administrative process INDECOPI

On March 9, 2021, Cumbra Perú S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat of the INDECOPI Commission, related to the administrative sanctioning procedure against 33 construction companies and 26 of their executives for having adopted a coordination system through which they agreed to share several bids called by Provías Nacional and other entities of the Peruvian State. On November 15, 2021, the Commission by Resolution N°080-021-CLC-INDECOPI resolved to sanction in first administrative instance the above mentioned companies and their executives, including Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against the referred resolution, suspending any execution of the resolution, including the payment of the fine imposed and the compliance with the corrective measures ordered. As of September 30, 2023, the Company maintains a provision that was recognized amounting to S/56.4 million (S/52.4 million as of December 31, 2022).

Other legal proceedings

The corporation maintains administrative lawsuits for S/14.4 million, civil lawsuits for S/11 million, labor lawsuits for S/6.3 million and administrative lawsuits for S/4.1 million.

(b)	Tax contingencies correspond mainly to:

(i)	Appeal Process before the Tax Court for S/31.7 million belonging to AENZA S.A.A. for income tax for the years 2011, 2014, 2015 and 2016 for S/21.6 million; Cumbra Ingenieria S.A. for income tax for the years 2013, 2014 and 2016 for S/6.7 million; Cumbra Peru S.A. for income tax for the year 2012 for S/1.4 million; Consorcio Constructor Chavimochic for income tax for the year 2016 for S/1.1 million and Consorcio Vial Quinua for S/0.9 million for income tax for the year 2015.

(ii)	Claims before the Judiciary for S/9.5 million belonging to AENZA S.A.A. for income tax and VAT tax for the years 1998 to 2010.

(iii)	Claims before SUNAT for S/2.7 million corresponding to Cumbra Ingenieria S.A. for income tax for the year 2015.

(iv)	Non-contentious proceedings for S/5.4 million related to Cumbra Ingenieria S.A. for S/5.3 million; and Carretera Andina del Sur S.A. for S/0.1 million.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

(c)	Provision for closure corresponds mainly to:

i)	As of December 31, 2022 and as of September 30, 2023, the provisions for well closure of the subsidiary Unna Energia S.A. are S/56.5 million and S/53.5 million, respectively; and a provision for contractual compliance with Perupetro S.A. for S/3.3 million and S/3.6 million, respectively; and

ii)	Provision for costs associated of the subsidiary Red Vial 5 S.A., related to the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/7.3 million (as of December 31, 2022, S/5.6 million).

The account movement for the period ended September 30, 2022 and 2023 are as follows:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total

As of January 1, 2022	364,385	37,466	82,475	484,326
Additions	308,816	3,495	-	312,311
Present value	(207)	-	(3,304)	(3,511)
Reversals of provisions	(1,286)	(434)	-	(1,720)
Reclasification	(39,588)	-	-	(39,588)
Payments	(38,639)	-	(216)	(38,855)
Translation adjustments / Exchange difference	(9,011)	-	(231)	(9,242)
As of September 30, 2022	584,470	40,527	78,724	703,721

As of January 1, 2023	580,215	53,578	68,160	701,953
Additions	14,265	1,574	6,700	22,539
Present value	740	-	3,568	4,308
Reversals of provisions	(7,533)	(1,637)	(9,917)	(19,087)
Reclasification	(488,018)	(4,196)	-	(492,214)
Payments	(6,523)	-	(1,113)	(7,636)
Translation adjustments / Exchange difference	(985)	-	(232)	(1,217)
As of September 30, 2023	92,161	49,319	67,166	208,646

21.	Capital

On February 28, 2022, according with terms and conditions of the convertible bond, the holders of 11,000 Convertible Bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$11 million, communicated the decision to execute their conversion rights. As consequence, the Company issued 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased commitments capital stock from S/871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$78.9 million, communicated their decision to execute their conversion rights. As consequence the Company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, Note 17-d).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

On December 1, 2022, the capital increases were registered and the statutes were amended, confirming that the Company’s capital was S/1,196,979,979, the par value of the shares was S/1.00 each, fully subscribed and paid and with voting rights.

As of September 30, 2023, a total of 128,849,775 shares are represented in ADSs, equivalent to 8,589,985 ADSs at a ratio of 15 shares per ADS.

As of December 31, 2022, the total capital stock of the Company corresponds a total of 130,025,625 shares represented in ADS, equivalent to 8,668,375 ADSs at a rate of 15 shares per ADS.

22.	Deferred Income Tax

The changes in deferred income taxes are as follows:

	As of	As of
	September 30,	September 30,
In thousands of soles	2022	2023
Opening balance	177,939	167,330
Debit (credit) to income statement (Note 27)	(13,564)	(76,025)
Reclassification	(4,399)	-
Other movements	10,169	(6,735)
Total	170,145	84,570

23.	Revenue from Contracts with Customers

The corporation’s income is derived principally from the following:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023

Construction activities	642,555	703,862	1,891,188	1,741,900
Services rendered	282,224	304,127	778,716	820,470
Sale of real estate and goods	173,657	207,242	476,129	539,920
Revenue from contracts with customers	1,098,436	1,215,231	3,146,033	3,102,290

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

A. Revenues from contracts with customers are mainly broken down by the following periods:

For the three-month period ended September 30, In thousands	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
of soles	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Primary geographical markets
Peru	511,686	461,865	171,400	190,366	175,475	202,391	40,752	53,132	3,888	6,897	903,201	914,651
Chile	157,629	114,203	-	-	-	-	-	-	-	-	157,629	114,203
Colombia	37,606	186,377	-	-	-	-	-	-	-	-	37,606	186,377
	706,921	762,445	171,400	190,366	175,475	202,391	40,752	53,132	3,888	6,897	1,098,436	1,215,231
Major products/ service lines
Construction activities	642,555	703,862	-	-	-	-	-	-	-	-	642,555	703,862
Engineering services	64,366	58,583	-	-	-	-	-	-	-	-	64,366	58,583
Oil and gas extraction, storage and dispatching services	-	-	37,330	35,056	-	-	-	-	-	-	37,330	35,056
Transportation services	-	-	-	-	95,114	103,471	-	-	-	-	95,114	103,471
Road concession services	-	-	-	-	79,265	97,774	-	-	-	-	79,265	97,774
Water treatment service	-	-	-	-	1,096	1,146	-	-	-	-	1,096	1,146
Property rental	-	-	-	-	-	-	1,165	1,200	-	-	1,165	1,200
Parent company services and others	-	-	-	-	-	-	-	-	3,888	6,897	3,888	6,897
Sale of real estate and lots	-	-	-	-	-	-	39,587	51,932	-	-	39,587	51,932
Sale of oil and gas	-	-	134,070	155,310	-	-	-	-	-	-	134,070	155,310
	706,921	762,445	171,400	190,366	175,475	202,391	40,752	53,132	3,888	6,897	1,098,436	1,215,231
Timing of revenue recognition
Transferred at a point in time	-	-	171,400	190,366	-	-	40,752	53,132	3,888	6,897	216,040	250,395
Transferred over time	706,921	762,445	-	-	175,475	202,391	-	-	-	-	882,396	964,836
	706,921	762,445	171,400	190,366	175,475	202,391	40,752	53,132	3,888	6,897	1,098,436	1,215,231
Revenue from contracts with customers	706,921	762,445	171,400	190,366	175,475	202,391	40,752	53,132	3,888	6,897	1,098,436	1,215,231

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

For the nine-month period ended September 30, In thousands	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
of soles	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Primary geographical markets
Peru	1,393,804	1,050,207	464,289	501,358	510,310	543,295	125,167	147,328	12,209	18,592	2,505,779	2,260,780
Chile	555,679	463,749	-	-	-	-	-	-	-	-	555,679	463,749
Colombia	84,575	377,761	-	-	-	-	-	-	-	-	84,575	377,761
	2,034,058	1,891,717	464,289	501,358	510,310	543,295	125,167	147,328	12,209	18,592	3,146,033	3,102,290
Major products/ service lines
Construction activities	1,891,188	1,741,900	-	-	-	-	-	-	-	-	1,891,188	1,741,900
Engineering services	142,870	149,817	-	-	-	-	-	-	-	-	142,870	149,817
Oil and gas extraction, storage and dispatching services	-	-	108,419	105,309	-	-	-	-	-	-	108,419	105,309
Transportation services	-	-	-	-	291,517	307,078	-	-	-	-	291,517	307,078
Road concession services	-	-	-	-	215,559	232,592	-	-	-	-	215,559	232,592
Water treatment service	-	-	-	-	3,234	3,625	-	-	-	-	3,234	3,625
Property rental	-	-	-	-	-	-	4,908	3,457	-	-	4,908	3,457
Parent company services and others	-	-	-	-	-	-	-	-	12,209	18,592	12,209	18,592
Sale of real estate and lots	-	-	-	-	-	-	120,259	143,871	-	-	120,259	143,871
Sale of oil and gas	-	-	355,870	396,049	-	-	-	-	-	-	355,870	396,049
	2,034,058	1,891,717	464,289	501,358	510,310	543,295	125,167	147,328	12,209	18,592	3,146,033	3,102,290
Timing of revenue recognition
Transferred at a point in time	-	-	464,289	501,358	-	-	125,167	147,328	12,209	18,592	601,665	667,278
Transferred over time	2,034,058	1,891,717	-	-	510,310	543,295	-	-	-	-	2,544,368	2,435,012
	2,034,058	1,891,717	464,289	501,358	510,310	543,295	125,167	147,328	12,209	18,592	3,146,033	3,102,290
Revenue from contracts with customers	2,034,058	1,891,717	464,289	501,358	510,310	543,295	125,167	147,328	12,209	18,592	3,146,033	3,102,290

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

B. Balances of contract assets and liabilities is primarily comprised of:

		As of	As of
		December 31,	September 30,
In thousands of soles	Note	2022	2023

Receivables	10.a	357,704	261,185
Unbilled receivables	10.b and c	1,444,747	1,610,859
Guarantee deposits	12.a	194,885	225,199
Advances received from customers	19.a	(365,730)	(290,249)

Contract assets primarily relate to rights to consideration for work performed, but not billed at the reporting date. Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

The following is a detail of the movement of contract liabilities:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023

Initial balance	-	-	322,680	365,730
Advances received from customers	133,886	121,542	474,903	435,405
Compensation of customer advances	(62,092)	(302,455)	(373,647)	(510,886)
Final balance	71,794	(180,913)	423,936	290,249

Revenue from contract liabilities recognized as of September 30, 2023 is S/510.8 million (S/373.6 million as of September 30, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

24.	Expenses by Nature

For the periods ended September 30, 2022, and 2023, this caption comprises the following:

		For the three-month period ended			For the nine-month period ended
		September 30			September 30
		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2022
Salaries, wages and fringe benefits		314,217	8,968	323,185	989,510	69,344	1,058,854
Services provided by third-parties		387,180	43,051	430,231	962,682	64,471	1,027,153
Purchase of goods		140,140	-	140,140	427,916	-	427,916
Other management charges		101,091	2,435	103,526	263,264	6,993	270,257
Depreciation	15.a	22,559	(3,260)	19,299	52,148	4,334	56,482
Amortization	15.b	25,860	869	26,729	72,288	2,178	74,466
Impairment of accounts receivable		(180)	-	(180)	-	24	24
Taxes		4,307	(185)	4,122	9,299	143	9,442
Impairment of inventory		(89)	-	(89)	-	-	-
		995,085	51,878	1,046,963	2,777,107	147,487	2,924,594

		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2023
Salaries, wages and fringe benefits		227,918	32,458	260,376	735,796	93,538	829,334
Services provided by third-parties		348,536	14,135	362,671	955,389	40,409	995,798
Purchase of goods		187,310	-	187,310	446,971	-	446,971
Other management charges		100,801	4,175	104,976	284,768	8,589	293,357
Depreciation	15.a	16,230	1,944	18,174	43,718	9,834	53,552
Amortization	15.b	38,824	1,230	40,054	111,907	3,208	115,115
Impairment of accounts receivable		(168)	(891)	(1,059)	1,121	-	1,121
Taxes		8,992	158	9,150	20,624	554	21,178
		928,443	53,209	981,652	2,600,294	156,132	2,756,426

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

25.	Other Income and Expenses, Net

For the periods ended September 30, 2022, and 2023, this item comprises:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023
Other income:
Insurance compensation	98	4	144	2,982
Recovery of provisions and impairments	376	3,529	1,849	5,429
Sale of assets	3,308	2,902	8,187	6,902
Change in contract of the call option	-	-	3,706	-
Penalty income	12	288	762	614
Supplier debt forgiveness	(5)	-	5,048	158
Others	1,587	6,068	4,295	8,825
	5,376	12,791	23,991	24,910

Other expenses:
Civil penalty recognized from the Agreement and fine INDECOPI	246,855	-	246,855	-
Administrative sanctions and legal processes	(228)	2,639	13,153	9,486
Net cost of fixed assets disposal	1,070	2,296	5,267	4,434
Impairment of accounts receivable	5,826	855	5,826	871
Impairment of Intangible Assets	2,403	-	3,064	-
Impairment of Investments	7,767	-	7,767	-
Disposal of property, plant and equipment	1,030	13	1,964	593
Renegotiation of contract with suppliers	(34)	-	1,807	-
Others	1,380	780	2,405	2,317
	266,069	6,583	288,108	17,701
Other income and expenses, net	(260,693)	6,208	(264,117)	7,209

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

26.	Financial Income and Expenses

A.	Financial Income and Expenses

For the periods ended September 30, 2022 and 2023, this caption comprises the following:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023

Financial income:
Interest on short-term bank deposits	3,983	8,287	7,317	21,474
Exchange difference gain, net (Note 4.A.a.i)	(2,228)	(12,379)	2,075	-
Others	418	1,126	1,393	1,724
	2,173	(2,966)	10,785	23,198

Financial expenses:
Interest expense on:
- Bank loans (a)	18,545	24,398	43,609	69,106
- Bonds (b)	5,355	4,438	29,690	13,855
- Loans from third parties	(1,274)	956	4,047	5,775
- Financial lease right-of-use	1,147	1,235	3,091	3,711
- Financial lease	115	-	402	9
Commissions and collaterals	5,035	3,309	15,300	12,234
Interests from Tax Administration	4,444	5,885	11,666	16,368
Exchange difference loss, net	-	14,615	-	14,615
Other financial expenses	1,146	939	3,498	6,539
	34,513	55,775	111,303	142,212

a)	The increase in interest with respect to the three-month period ended September 30, 2022 corresponds to the Bridge Loan for US$120 million (Note 16.a.i), due to an increase in the effective quarterly rate from 2.14% to 3.52%.

b)	For the nine months ended September 30, 2022, includes interest corresponding to AENZA bonds for US$89.9 million, which were converted into shares during the first quarter of 2022 (Note 17.d).

B.	Gain (loss) from present value of financial assets or liabilities

For the periods ended September 30, 2022 and 2023, this caption comprises the following:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023

Profit for present value of financial asset or liability	8,862	(16,929)	11,947	7,620
Loss for present value of financial asset or liability	(25,426)	(1,723)	(96,776)	(6,109)
	(16,564)	(18,652)	(84,829)	1,511

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

For the nine months ended September 30, 2023, there was a net increase compared to the same period of the previous year, mainly due to:

(i)	Gain from the adjustment in the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/1.9 million due to the decrease in the discount rate applied from 5.86% to 5.75% (loss of S/63.3 million due to the increase in the rate from 2.73% to 5.73% as of September 30, 2022).

(ii)	Gain on fair value adjustment of BCI’s loan in Inversiones en Autopistas S.A. for S/ 0.4 million due to the decrease in the discount rate applied from 9.97% to 9.44% (loss of S/ 15.7 million due to the increase in the rate from 8.39% to 9.95% as of September 30, 2022).

27.	Income Tax

A.	IR expense shown in the consolidated statement of income comprises:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023

Current income tax	(1,500)	40,944	41,500	88,247
Deferred income tax	35,395	50,914	13,563	76,024
Income tax expense	33,895	91,858	55,063	164,271

B.	The Corporation’s income tax differs from the notional amount that would result from applying the Corporation’s weighted average corporate income tax rate to consolidated pretax income as follows:

	For the three-month period ended		For the nine-month period ended
	September 30,		September 30,
In thousands of soles	2022	2023	2022	2023

Loss before income tax	(257,507)	163,175	(226,339)	238,007
Income tax by applying local applicable tax	-	-	-	-
rates on profit generated in the respective countries	(75,916)	51,420	(67,173)	74,717
Tax effect on:	-	-	-	-
- Non-deductible expenses	96,381	38,974	100,871	47,409
- Unrecognized deferred income tax asset	15,301	(2,626)	22,450	28,771
- Equity method (profit) loss	(182)	(229)	(497)	(718)
- Provision of tax contingencies	236	-	678	4,724
- Change in prior years estimations	(1,925)	4,319	(1,266)	9,368
Income tax	33,895	91,858	55,063	164,271

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

28.	Contingencies, Commitments and Guarantees

Under Management’s opinion and of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (Note 20), and the balance of possible contingencies is S/410.9 million (S/390.1 million as of December 31, 2022).

a)	Tax contingencies

The Corporation’s maximum exposure for tax contingencies amounts to S/325.3 million (S/311 million at year-end 2022) and is substantially the same as at December 31, 2022.

i)	Appeal Process before the Tax Court totaling S/315.6 million, corresponding to: (i) Aenza S.A.A., income tax for the years 2013, 2014 and 2015 for S/161.4 million; (ii) Cumbra Peru S.A., income tax for the years 2012, 2014 and 2016 for S/111.6 million; (iii) Consorcio Constructor Ductos del Sur, income tax for the year 2014 for S/14.8 million; (iv) Cumbra Ingenieria S.A., income tax 2013, 2014 and 2016 for S/12.7 million; (v) Consorcio Constructor Chavimochic, income tax 2014, 2015 and 2016 for S/9.3 million; (iv) Viva Negocio Inmobiliario S.A.C., income tax 2009 for S/5 million; and (vii) Unna Transporte S.A.C., income tax and general sales tax for 2015 for S/0.8 million.

ii)	Claim process before SUNAT for S/8.5 million for income tax for 2015 of Cumbra Ingeniería S.A.

iii)	Claim proceeding before the Judicial Power for S/1.2 million for income tax for the year 2010 of Aenza S.A.A.

In the opinion of the Corporation’s management, as of September 30, 2023, all claims will be favorable considering their characteristics and the assessment of its legal advisors.

b)	Other contingencies

As of September 30, 2023, the Company considers that the Corporation’s maximum exposure for other contingencies amounts to S/85.6 million (S/79.1 million at the end of 2022), as follows:

i)	Civil lawsuits, corresponding mainly to indemnities for damages, contract terminations and obligations to give a sum of money amounting to S/25.2 million (S/26.9 million at year-end 2022), mainly by Cumbra Peru S.A. for S/14.7 million, Morelco S.A.S. for S/3.1 million, Unna Transporte S.A.C. for S/2.4 million, Ecologia y Tecnologia Ambiental S.A. for S/2 million, Cumbra Ingenieria S. A. for S/1.8 million, Red Vial 5 S.A. for S/0.6 million, Unna Energia S.A. for S/0.4 million, and Viva Negocio Inmobiliario S.A.C. for S/0.2 million (in 2022 mainly by Cumbra Peru S.A. for S/20.1 million, Cumbra Ingenieria S.A. for S/3.8 million, and Unna Transporte S.A.C. for S/1.9 million, Red Vial 5 S.A. for S/0.6 million, Viva Negocio Inmobiliario S.A.C. for S/0.3 million and Morelco S.A.S. for S/0.2 million).

ii)	Labor lawsuits for S/28.4 million (S/22.2 million in 2022), mainly by Morelco S.A.S for S/25.7 million, Unna Energia S.A. for S/1.3 million, Unna Transporte S.A.C for S/1.3 million and Viva Negocio Inmobiliario S. A.C. for S/0.1 million (in 2022 mainly by Morelco S.A.S for S/19 million, Unna Energia S.A. for S/1.6 million, Unna Transporte S.A.C for S/1.3 million and Cumbra Peru S.A. for S/0.3 million).

iii)	Administrative lawsuits amounting to S/25.2 million (S/15.3 million in 2022), related to the subsidiaries Unna Energia S.A. for S/17.8 million, Tren Urbano de Lima S.A. for S/6.8 million, and Morelco S.A.S. for S/0.6 million (in 2022, Unna Energia S.A. for S/12.8 million and Morelco S.A.S. for S/2.5 million).

iv)	Administrative proceedings amounting to S/6.8 million (S/14.7 million in 2022), mainly related to AENZA S.A.A. for S/3.5 million, to the subsidiaries Tren Urbano de Lima S.A. for S/2.3 million, Cumbra Peru S.A. for S/0.5 million, and Viva Negocio Inmobiliario S.A.C. for S/0.5 million (in 2022, Cumbra Perú S.A. for S/6 million, Tren Urbano de Lima S.A. for S/4.8 million, AENZA S.A.A. for S/3.5 million and Viva Negocio Inmobiliario S.A.C. for S/0.4 million).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

c)	Letters bonds and guarantees

As of September 30, 2023, the Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$538.8 million (US$574.6 million, as of December 31, 2022).

29.	Non-Controlling Interests

The following table summarizes information regarding each of the Corporation’s subsidiaries that have significant noncontrolling interests, prior to any intragroup elimination. any intragroup elimination.

At September 30, 2022	VIVA Negocio inmobiliario S.A. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	43.78%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	449,009	109,184	351,871	168,912	310,540	1,143,298	302
Non-current assets	167,603	335,855	682,488	7,785	597,033	1,067,571	13,368
Current liabilities	(260,161)	(72,166)	(108,795)	(143,545)	(172,910)	(1,634,594)	(315)
Non-current liabilities	(12,020)	(193,671)	(699,980)	-	(288,169)	(121,887)	(7,776)
Net assets	344,431	179,202	225,584	33,152	446,494	454,388	5,579
Net assets atributable to non-controlling interest	96,877	59,137	56,396	3,505	34,305	3,388	2,982	(137)	(5,922)	250,531
Revenues	125,167	171,278	292,796	157,140	464,289	1,893,709	-
Profit of the period	10,676	30,841	58,556	(8,509)	48,824	(32,301)	-
Other comprehensive income	-	-	-	(6)	-	(8,287)	-	(2,417)	-	(10,710)
Total comprehensive income for the period	10,676	30,841	58,556	(8,515)	48,824	(40,588)	-
Profit of the year, allocated to non-controlling interest	10,486	10,178	14,639	(922)	5,598	841	1	17	(14)	40,824
Other comprehensive income, allocated to non-controlling interest	-	-	-	-	-	(71)	-	-	-	(71)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

At September 30, 2023	VIVA Negocio inmobiliario S.A. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	452,123	99,218	323,706	127,758	246,773	1,397,329	298
Non-current assets	181,749	285,327	743,044	7,473	695,343	790,912	13,368
Current liabilities	(194,078)	(63,654)	(118,204)	(101,444)	(261,965)	(1,723,797)	(52)
Non-current liabilities	(74,713)	(150,649)	(697,825)	(766)	(208,749)	(138,055)	(7,750)
Net assets	365,081	170,242	250,721	33,021	471,402	326,389	5,864
Net assets atributable to non-controlling interest	79,998	56,180	62,680	3,493	33,854	1,136	3,134	(110)	(9)	240,356
Revenues	147,604	157,312	308,685	161,752	501,358	1,744,032	-
Profit of the period	17,664	28,813	62,443	1,443	37,744	(35,839)	35
Other comprehensive income	-	-	-	(53)	-	23,671	-	(871)	-	22,747
Total comprehensive income for the period	17,664	28,813	62,443	1,390	37,744	(12,168)	35
Profit (loss) of the period, allocated to non-controlling interest	11,082	9,508	15,611	151	5,215	(447)	19	(178)	198	41,159
Other comprehensive income, allocated to non-controlling interest	-	-	-	(6)	-	150	-	-	-	144

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and September 30, 2023 and 2022

30.	Dividends

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1.C has been paid.

For the period ended September 30, 2023, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/73.3 million (for year ended on December 31, 2022, the subsidiaries paid S/7.1 million).

31.	(Loss) gain per Share

The basic (loss) gain per common share has been calculated by dividing the loss of the period attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that period.

For the periods ended September 30, 2022 and 2023, the basic (loss) gain per common share is as follows:

		For the three-month period ended		For the nine-month period ended
		September 30,		September 30,
In thousands of soles		2022	2023	2022	2023

(Loss) profit attributable to owners of the Company during the period		(307,013)	55,139	(322,226)	32,577
Weighted average number of shares in issue at S/1.00 each, at September 30,	(*)	1,094,109,072	1,196,979,979	1,094,109,072	1,196,979,979
Basic (loss) profit per share (in S/)	(**)	(0.280)	0.046	(0.295)	0.027
Weighted average number of shares (diluted) in issue at S/1.00 each, at September 30,		1,196,979,979	1,196,979,979	1,196,979,979	1,196,979,979
Diluted (loss) profit per share (in S/)		(0.256)	0.046	(0.269)	0.027

(*)	The weight average of the shares in 2022, considers the bond capitalization effect in common shares issued, performed in two tranches (February 28th and March 31st of 2022), disclosed in note 21 (weight: 59 days with 188,436,460 shares, 31 days with 103,301,417 shares and 91 days with 802,371,195 shares).

(**)	The Corporation does not have common shares with dilutive effects as of September 30, 2022 and 2023.

32.	Events after the date of the interim condensed financial statement

Between October 1, 2023 and the date of issuance of this report, the following significant event has occurred:

1.	Capital increase by new monetary contributions and consequent amendment of the Company’s by-laws

On October 24, 2023, it was approved to increase the capital stock by new monetary contributions in local currency up to an amount equivalent to US$22.5 million, with a nominal value of S/ 1.00 each, at a placement value per unit equal to S/ 0.4971, in order to use the proceeds of such capital increase for the partial repayment of the Company’s financial obligations and, in general, to strengthen the equity of the Company and/or its subsidiaries.

2.	Extension of the bridge loan agreement

On October 5, 2023, the Company signed an extension of the term of the bridge loan agreement for up to US$112 million for a period of twelve months, committing to prepay US$8 million.